Mail Stop 6010

October 12, 2007

Dr. Gil Van Bokkelen
Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

> **Re: Athersys, Inc.**
> **Registration Statement on Form S-3, Amendment 3**
> **Filed October 10, 2007**
> **File No. 333-144433**

Dear Dr. Van Bokkelen:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

Unaudited Consolidated Financial Statements, page I-1

1. Background; Recent Merger and Offering, I-5

1. Please clarify your response to comment four by providing an analysis of how you derived the deemed dividend in the amount of $4.8 million. Your analysis should include quantification of preferred stock and warrants by type, their original conversion ratio/exercise price, their revised conversion ratio/exercise price, fair value of common stock, and how you estimated the fair value of the

common stock. In addition, since you appear to imply that the change in the conversation ratios affected the fair value of the common stock, please explain why.

*   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christopher M. Kelly
        Jones Day
        North Point
        901 Lakeside Avenue
        Cleveland, Ohio 44114